June 4, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee, 202-551-3693
Shannon Menjivar, 202-551-3856
Catherine De Lorenzo, 202-551-3772
Pamela Long, 202-551-3765

Re:	NMP Acquisition Corp.
Registration Statement on Form S-1
Filed May 6, 2025
File No. 333-286985

Ladies and Gentlemen:

NMP Acquisition Corp. (the “Company,” “we,” “us,” or “our”) confirms receipt of the letter dated May 20, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. Concurrently with the submission of this response letter, the Company is filing a Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comment is set forth below in bold, followed by the Company’s response:

Form S-1 filed on May 6, 2025

Note 2 – Summary of Significant Accounting Policies

Recent Accounting Standards, page F-13

1.	We note your disclosure that the Company reported its operations as a single reportable segment thus the new guidance in ASU 2023-07 does not affect your disclosures. Please note that the disclosure requirements in ASC 280 – Segment Reporting applies to all public entities including those that have a single reportable segment. Please revise your financial statements to include the required disclosures. Refer to ASC 280-10-50-20.

Response: In response to the Staff’s comment, the Company has revised its financial statements to include the required disclosure in ASC 280 under “Note 8 – Segment Information”.

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We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

/s/ Melanie Figueroa
By:	Melanie Figueroa
Title:	Chief Executive Officer

cc: Gabriel Miranda, Esq.